UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Events

On December 29, 2025, ReNew Energy Global Plc (“ReNew”) announced that it has received proceeds from the solar project sale it had announced on October 8, 2025. The enterprise value of the sale transaction is approximately $191 million*, including net current assets.

The transaction will result in a cash inflow of approximately $97 million* for ReNew, of which around $82 million has already been received. The remaining $15 million will be received on prepayment of existing project finance lenders, which is expected within the next 14 days. Proceeds will be used for repayment of existing holdco debt.

*Based on the exchange rate of $1 = INR 89.50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 29, 2025	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer